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                         May 17, 2024

       Christopher J. Thome
       Chief Financial Officer
       Graham Corporation
       20 Florence Avenue
       Batavia, NY 14020

                                                        Re: Graham Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2024
                                                            File No. 333-279355

       Dear Christopher J. Thome:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Uwem
Bassey at 202-551-3433 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Alexander R. McClean,
Esq.